Filed by Federated Equity Funds

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Federated International Capital Appreciation Fund, a portfolio of Federated World Investment Series, Inc.
Commission File No. 811-4017




 Q&A FOR THE FEDERATED INTERNATIONAL CAPITAL APPRECIATION FUND PROPOSED MERGER
                      INTO FEDERATED INTERCONTINENTAL FUND

The Board of Directors of Federated World Investment Series, Inc. on behalf of Federated International Capital Appreciation Fund and the Board of Trustees of Federated Equity Funds on behalf of Federated InterContinental Fund approved the merger of Federated International Capital Appreciation Fund (FICAF) into Federated InterContinental Fund (FICF) at their August 2007 meetings. The merger is contingent upon the approval by the shareholders of Federated International Capital Appreciation Fund. Proxy statements are scheduled to be mailed to shareholders by November 28, 2007 with the shareholder meeting scheduled for January 11, 2008. The merger is scheduled to occur at the close of business on January 25, 2008.

QUESTION AND ANSWER:
WHY IS THE MERGER BEING PROPOSED?
   Despite efforts to increase the salability of FICAF it continues to experience net outflows. By merging into Federated InterContinental Fund we would be giving shareholders a more viable fund with historically better performance (see the total returns listed below) and will reduce overlay in the Federated product line-up. Both funds share similar investment objectives and have comparable investment policies and strategies. The investment objective of FICF is long-term capital appreciation, while the investment objective of FICAF is to provide long-term growth of capital.
   Each fund pursues its investment objective by investing in companies based in foreign countries.

HOW WILL THE CLASSES BE MAPPED/MERGED INTO FEDERATED INTERCONTINENTAL FUND?

   Class A, B and C Shares of FICAF will merge into A, B and C Shares of FICF, respectively.


WHAT ABOUT FUND PERFORMANCE?
   The performance history of Federated InterContinental Fund will survive post-reorganization. The following chart shows performance comparisons as of 10/31/07.

 AVERAGE ANNUAL TOTAL RETURNS(LOAD*)
           AS OF 10/31/07
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|                 |  FICF  | FICAF  | FICF  | FICAF | FICF  | FICAF |
|                 |CLASS A |Class A |CLASS B|Class B|CLASS C|Class C|
---------------------------------------------------------------------
|         12 Month| 37.04% | 23.72% |38.68% |24.31% |43.17% |28.79% |
---------------------------------------------------------------------
|           3 Year| 31.93% | 21.33% |32.88% |21.70% |33.64% |22.59% |
---------------------------------------------------------------------
|           5 Year| 28.33% | 20.64% |28.83% |20.84% |28.99% |21.01% |
---------------------------------------------------------------------
|          10 Year|   NA   | 6.34%  |  NA   | 6.26% |  NA   | 6.09% |
---------------------------------------------------------------------
|  Since Inception| 13.38% | 5.02%  |13.36% | 4.97% |13.37% | 4.80% |
---------------------------------------------------------------------
|   Inception Date| 10/98  |  7/97  |10/98* | 7/97  |10/98* | 7/97  |
---------------------------------------------------------------------
   *Maximum sales charge of 5.5% for A shares and 5.5% CDSC for B shares.



WHAT IS THE IMPACT TO SHAREHOLDERS?
   Shareholders will continue to invest in a diversified portfolio that primarily invests in equity securities of foreign companies in both developed and emerging markets.
   InterContinental Fund has a unique approach to investing internationally by first focusing on country selection. Please refer to the proxy statement/prospectus for a complete review of the differences between the 2 funds.
   The merger is anticipated to be a tax-free reorganization with the shareholders moving into a lower net fee fund/class. It is anticipated that FICAF will dispose of certain securities in contemplation of the merger. Therefore, it is anticipated that shareholders of FICAF will receive capital gains and income distribution prior to the merger.

WHAT IS THE IMPACT ON EXPENSES?
    The shareholders of FICAF will be moving to a class/fund that has lower net expenses.
    The current net expenses (after waivers) are shown below for FICAF plus the current and anticipated post merger expenses for the FICF. (The post merger expenses assume that the proposed merger is consummated)

----------------------------------------------------------
|Current Net Expenses|FICAF | FICF |PRO FORMA POST MERGER|
|                    |      |      |        FICF         |
----------------------------------------------------------
|             Class A|1.60 %|1.52 %|        1.52%        |
----------------------------------------------------------
|             Class B|2.40 %|2.31% |        2.31%        |
----------------------------------------------------------
|             Class C|2.40% |2.30% |        2.30%        |
----------------------------------------------------------

WHAT IS THE TIMING?
   The proxy is currently scheduled to be mailed by November 28, 2007.
   The shareholder record date for the proxy is scheduled for November 12, 2007. A third-party solicitor will be used and is scheduled to begin calling shareholders a few weeks after the proxy is mailed.
   The shareholder meeting date is scheduled for January 11, 2008 and the merger is scheduled to occur at the close of business on JANUARY 25.
   Dividend and Cap gain schedule:
            RECORD DATE:JANUARY 22, 2008
            EX-DATE:    JANUARY 23, 2008
            PAYABLE DATE:JANUARY 24, 2008

SYMBOLS, FUND NUMBERS AND CUSIPS
   Here are the symbols and fund numbers for the Class A, B, C shares of the Federated InterContinental Fund:

                Class A     Class B     Class C
 NASDAQ Symbol   RIMAX       ICFBX       ICFFX
   Fund Number    169         172         173
         Cusip 31417251-1 314172-49-5 314172-48-7

Federated International Equity Funds ("Federated") (ICA No. 811-4017), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS. Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FEDERATEDINVESTORS.COM.






Federated Securities Corp., Distributor



1
            For Internal Use Only. Not for External Distribution